


NO ACT

DC
PE
11-3-10



November 5, 2010

Act: 1934
Section: 13A
Rule:
Public Availability: 11/5/2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Tix Corporation
Incoming letter dated November 3, 2010

Based on the facts presented, the Division will not object if Tix stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2010. In reaching this position, we note that Tix has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8 and Form S-3, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Tix will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

**Mail Stop 4561**

Douglas S. Ellenoff
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017

**Re: Tix Corporation**

Dear Mr. Ellenoff:

In regard to your letter of November 3, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



Ellenoff Grossman & Schole LLP

150 East 42nd Street
New York, NY 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

November 3, 2010

**Securities Exchange Act of 1934, Section 12(h); Rule 12h-3**
**Securities Exchange Act of 1934, Section 13(a)**
**Securities Exchange Act of 1934, Section 15(d)**



**VIA ELECTRONIC MAIL**

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
E-Mail: cfletters@sec.gov

**Re: Tix Corporation – Commission File No. 001-34043**

Ladies and Gentlemen:

On behalf of our client, Tix Corporation, a Delaware corporation (the "**Company**" or "**Tix**"), we hereby request that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") confirm that it concurs in the Company's view that the updating of the Company's registration statements on Form S-3 and Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "**Securities Act**"), during the fiscal year ending December 31, 2010 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), to suspend the Company's duty to file with the Commission periodic and current reports required by Section 15(d) of the Exchange Act ("**Section 15(d)**") and the rules and regulations promulgated thereunder, including the Quarterly Report on Form 10-Q for the quarter ending September 30, 2010 (the "**September 2010 10-Q**"). Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file the September 2010 10-Q and any other reports required by Section 15(d) for the year ending December 31, 2010. The Company has authorized us to make the statements set forth in this letter on its behalf.

## Background

Tix Corporation is an integrated entertainment company focusing on ticketing services, event merchandising and the production and promotion of live entertainment. The Company was incorporated in Delaware in April 1993 under the name Cinema Ride, Inc. and changed its name to Tix Corporation effective March 3, 2005. As of November 1, 2010, the Company had

31,123,357 shares of Common Stock outstanding held of record by approximately 215 stockholders.

In September 1994, the Company completed an initial public offering of 1,380,000 shares of its common stock (the "**Common Stock**"), including the exercise of the underwriter's over-allotment option. Upon the consummation of the initial public offering, the Company became subject to SEC reporting obligations pursuant to Section 15(d) of the Exchange Act. On August 1, 1994, the Company filed a Form 8-A with the Commission (and amended August 29, 1994) to register the Common Stock under Section 12(g) of the Exchange Act and became subject to the reporting obligations under Section 13(a) of the Exchange Act upon effectiveness of the Form 8-A. From September 1994 through March 11, 1998, the Common Stock was listed on the Nasdaq SmallCap Market. The Common Stock was delisted from the Nasdaq SmallCap Market on March 11, 1998 since it failed to meet the minimum bid price and public float requirements. Between March 1998 and May 2008, the Common Stock traded on the OTC Bulletin Board and the Pink Sheets.

On May 5, 2008 the Company filed a Form 8-A with the Commission to register the Common Stock under Section 12(b) of the Exchange Act and became subject to the reporting obligations under Section 13(a) of the Exchange Act upon effectiveness of the Form 8-A. Immediately upon effectiveness of the Form 8-A, the Common Stock was listed on the Nasdaq Capital Market (the "**Nasdaq**") under the symbol "TIXC". On September 22, 2010, the Company received notice from the Nasdaq that the Company no longer met the minimum $1.00 per share requirement for continued listing on the Nasdaq under Listing Rule 5550(a)(2). On September 28, 2010, the Company notified Nasdaq of its intent to voluntarily delist the Common Stock from Nasdaq and issued a press release the same day announcing such intent. Ten days later, on October 8, 2010, the Company filed a Form 25 with the Commission pursuant to Rule 12d2-2(c) under the Exchange Act to notify the Commission of its withdrawal of the Common Stock from listing on Nasdaq and to withdraw the Common Stock from registration under Section 12(b) of the Exchange Act. The Common Stock was delisted from the Nasdaq prior to the market opening on October 22, 2010, and at such time, the Company's duty to file reports under Section 13(a) of the Exchange Act solely because of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d) under the Exchange Act.

Upon the suspension of the Company's reporting obligations under Section 12(b) of the Exchange Act, the Company's reporting obligations under Section 12(g) of the Exchange Act were automatically revived. The Company intends to file a Form 15 to deregister the Common Stock and suspend its duty to file reports under Section 12(g) of the Exchange Act. The suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d) of the Exchange Act. Absent the relief requested herein, Section 15(d) of the Exchange Act would continue to require the Company to continue its SEC reporting obligations until it files its Annual Report on Form 10-K for the fiscal year ending December 31, 2010 (the "**Form 10-K**") since the Company's registration statements on Form S-3 and Form S-8 were automatically updated upon the filing of the Company's Annual Report on Form 10-K for its fiscal year ended December 31,

2009. The Company is not otherwise contractually obligated to file reports with the Commission under the Exchange Act.

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12g-4(a)(1) and Rule 12h-3 to discontinue its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, respectively, prior to the November 9, 2010 due date for the September 2010 10-Q. Subsequent to filing the Form 15, the Company will not file any further annual or quarterly reports with the Commission, including the September 2010 10-Q and the Form 10-K, unless it has more than 300 holders of record of the Common Stock on the first day of any subsequent fiscal year.

The Common Stock is the only class of securities (equity or debt) outstanding and the only class of securities that has been registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act.

The Company is current in all of its periodic and current reports through the date of this letter. The Company's fiscal year ends on December 31 of each year. The Company will file with the Commission all required periodic and current reports until the date the Company files with the Commission its Form 15 to discontinue its reporting obligations under the Exchange Act.

**Registration Statements**

The Company has filed with the Commission the following registration statements under the Securities Act:

- **Form S-8 (File No. 333-151675, filed and effective June 13, 2008):** This registration statement registered the offer and sale of 960,000 shares of Common Stock issuable under the Company's 2004 Stock Option Plan (the "**2004 Plan**") and 100,000 shares of Common Stock issuable under the Company's 2004 Directors Stock Option Plan (the "**2004 Directors Plan**").
- **Form S-8 (File No. 333-140615, filed and effective February 9, 2007):** This registration statement registered the offer and sale of 1,000,000 shares of Common Stock issuable under the Company's 2007 Equity Incentive Plan (the "**2007 Plan**").
- **Form S-8 (File No. 333-113245, filed and effective March 3, 2004):** This registration statement registered the offer and sale of 1,600,000 shares of the Common Stock under the Company's 2003 Consultant Stock Plan (the "**2003 Plan**", and together with the 2004 Plan, the 2004 Directors Plan and the 2007 Plan, the "**Stock Plans**").
- **Form S-3 (File No. 333-29307, initially filed on June 16, 1997):** This registration statement registered the offer and sale of 1,682,029 shares of Common Stock by the selling stockholders named therein.

Each of the registration statements on Form S-3 and Form S-8 identified above were automatically updated in 2010 pursuant to Section 10(a)(3) of the Securities Act ("**Section 10(a)(3)**") upon the filing of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2009. As a result of the filing and automatic updating of the registration statements on Form S-3 and Form S-8, the Company has reporting obligations under Section

15(d) of the Exchange Act. On October 19, 2010, the Company filed post-effective amendments to each of the registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold, which post-effective amendments were declared effective on October 21, 2010. On November 3, 2010, the Company filed a post-effective amendment to the registration statement on Form S-3 identified above to deregister any Common Stock that remained unsold, which post-effective amendment was declared effective on November 3, 2010. No shares of Common Stock were issued or sold under any of such registration statements during 2010.

**Discussion**

Rule 12g-4(a)(1) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a)(1), it is currently eligible to deregister the Common Stock under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. Tix has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and meets the criteria set forth in Rule 12h-3(b) as the Common Stock is held of record by less than 300 stockholders.

However, Rule 12h-3(c) of the Exchange Act provides that an issuer may not suspend its obligation to file reports under Section 15(d) for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3). As stated above, each of the registration statements on Form S-3 and Form S-8 identified above was automatically updated under Section 10(a)(3) when Tix filed its Annual Report on Form 10-K for the year ended December 31, 2009. As such, a literal interpretation of Rule 12h-3(c) would prevent Tix from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because its latest Annual Report on Form 10-K had the technical effect of updating the registration statements described above under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held of record by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "**Proposing Release**"). *See also* Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); and Questar Assessment, Inc. (available June 13, 2008).

Tix respectfully submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring Tix to continue to report now would not further that purpose because no sales have occurred under the subject registration statements during 2010.

The Company has filed post-effective amendments to each of the registration statements on Form S-3 and Form S-8 identified above to deregister any Common Stock that remained unsold. The post-effective amendments to each of the registration statements on Form S-8 were declared effective on October 21, 2010 and the post-effective amendment to the registration statement on Form S-3 was declared effective on November 3, 2010. Accordingly, no investors will be able to purchase securities pursuant to these registration statements. As a result, the protection of Section 15(d) will no longer necessary for potential purchasers.

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.*, PureDepth, Inc. (available March 8, 2010), Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

Tix has otherwise satisfied each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), Tix has filed all reports required by Section 13(a) for its three most recent fiscal years and through the date of this letter for its current fiscal year; and (ii) in accordance with Rule 12h-3(b)(1 )(i), Tix has fewer than 300 stockholders of record. As of November 1, 2010, Tix had 215 holders of record of the Common Stock.

The continued preparation of periodic and current reports would impose a financial burden on the Company and would involve significant management efforts. Management has estimated that the Company's annual costs relating to its SEC reporting obligations is not less than $1.0 million. Such burdens and efforts are disproportionate to the number of record holders, and disproportionate to the benefits to be derived given the limited trading activity in the Common Stock. Based on public filings, more than 43% of the Common Stock is beneficially held by nine individuals; the Company's officers and directors hold approximately 36% of the Common Stock. The average daily trading volume in the Common Stock for the fiscal year to date was approximately 150,009 shares and such volume for the most recent three months was approximately 122,396 shares.

Furthermore, since 1995, Tix has not utilized the capital markets to raise money through a registered primary offering. In addition, options to purchase shares of the Common Stock pursuant to the Stock Plans ("**Options**") covered by the registration statements on Form S-8 identified above are currently held by 23 persons. All Option holders are current officers, employees and/or directors of Tix. All such Options are currently set at exercise prices that are higher than the price at which the Common Stock is currently trading. In addition, approximately 73% of the Options have exercise prices that are significantly higher than the current trading price of the Common Stock. Furthermore, no Options have been exercised during the current fiscal year to date. Notwithstanding the termination of the registration statements on Form S-8 identified above, the holders of Options will not be disadvantaged by the absence of the Form 10-K or any other periodic report under the Exchange Act because, as Tix's officers, employees and directors, they have access to information about Tix, and have the ability to ask questions of executive officers prior to making a decision to exercise any Options. Thus, these persons will be able to monitor the Company's performance and make informed investment decisions. Accordingly, it is our view that the benefit to those few persons holding Options under the Stock Plans is outweighed by the excessive cost to Tix of being required to file the Form 10-K and other periodic and current reports.

In determining to suspend the Company's duty to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act, the Company's Board of Directors concluded that the financial, legal and administrative burdens of continued registration and periodic reporting outweigh the benefits. The Company reported a net loss of $1.3 million for the six months ended June 30, 2010 and net losses of $518,000, $34.7 million and $16.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Tix believes that the funds spent to prepare and file the Form 10-K and other required periodic and current reports and to otherwise ensure compliance with the Commission's rules and regulations could be used more effectively by returning them to stockholders in the form of corporate dividends or by investing them in internal projects intended to increase stockholder returns. Under the circumstances, the costs associated with preparing and filing the Form 10-K and other required periodic and current reports are unnecessary and excessively burdensome, particularly in light of the limited benefits Tix's stockholders and the investing public are likely to receive through its filing.

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's situation, the investing public realizes minimal benefit from requiring the Company to file periodic and current reports required by Section 13(a) of the Exchange Act. In contrast, the burden of continuing to impose Exchange Act reporting obligations on the Company would be substantial. Further, we note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See, e.g.,* Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.e. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of the Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

After the Company ceases to be a reporting company, the issuance of securities pursuant to the Stock Plans will comply with Rule 701 under the Securities Act ("**Rule 701**"). Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Stock Plans satisfy the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. *See* New City Communications, Inc. (available October 6, 1988). Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). The Company acknowledges, and will advise all of its option holders that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.,* I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

**Conclusion**

In light of the foregoing, we respectfully request, on behalf of the Company, that the Staff confirm that it concurs with the Company's view that the updating of the Company's registration statements on Form S-3 and Form S-8 pursuant to Section 10(a)(3) during the year ending December 31, 2010 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file periodic and current reports under Section

15(d) of the Exchange Act for the fiscal year ending December 31, 2010. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file such periodic and current reports.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 to suspend its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

If the Staff has any questions with respect to this request or requires additional information, please contact the undersigned at (212) 370-1300. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Very truly yours,



Douglas S. Ellenoff

cc: Tix Corporation